Exhibit 99.4

SUPREME COURT OF THE STATE OF NEW YORK

COUNTY OF NEW YORK

ALDEN GLOBAL DISTRESSED

OPPORTUNITIES MASTER FUND, L.P.,

derivatively on behalf of EMMIS

COMMUNICATIONS CORPORATION,

Plaintiff,

v.

JEFFREY H. SMULYAN, PATRICK M. WALSH,

SUSAN B. BAYH, GARY L. KASEFF,

RICHARD A. LEVENTHAL, PETER A. LUND,

GREG A. NATHANSON, LAWRENCE B.

SORREL, and JS ACQUISITION, LLC.

Defendants,

and

EMMIS COMMUNICATIONS CORPORATION,

Nominal Defendant.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Index No.: COMPLAINT JURY TRIAL DEMANDED

SHAREHOLDER DERIVATIVE COMPLAINT

Plaintiff Alden Global Distressed Opportunities Master Fund, L.P. (“Alden”) hereby files this Shareholder Derivative Complaint against Defendants Jeffrey H. Smulyan, Patrick M. Walsh, Susan B. Bayh, Gary L. Kaseff, Richard A. Leventhal, Peter A. Lund, Greg A. Nathanson, Lawrence B. Sorrel (collectively, the “Directors”) and JS Acquisition, LLC (“JSA”) and Nominal Defendant Emmis Communications Corporation (“Emmis”) and in support thereof would respectfully show the Court as follows:

SUMMARY OF THE ACTION

1. This is a shareholder derivative lawsuit brought by Alden against the Directors of Emmis and against JSA, a company dominated and wholly owned by Jeffrey H. Smulyan

(“Smulyan”). In addition to being the sole owner of JSA, Smulyan is the Chairman of Emmis’s Board of Directors (the “Board”), its Chief Executive Officer, and its President.

2. On or around December 24, 2010, the Directors caused Emmis to enter into a blatantly self-dealing transaction whereby Emmis committed itself to fund a spurious lawsuit filed by JSA against Alden. Specifically, the Directors agreed to loan JSA up to $200,000 (the “Loan”) to pursue certain dubious claims against Alden in exchange for a limited portion of any recovery obtained in the lawsuit. It is almost certainly because Smulyan could not obtain traditional funding for this extraordinarily risky venture that he elected to raid the coffers of Emmis – a company that is currently so cash-strapped that it has publicly disclosed that it may not be able to meet its upcoming financial covenants and debt obligations. Indeed, Emmis has confirmed in press releases and public filings that it is actively selling off its assets in order to raise sufficient cash to remain in compliance with its looming financial obligations.

3. Shockingly, the Directors unanimously approved this extremely wasteful, related-party transaction, which, undoubtedly, inures to the exclusive benefit of Smulyan at the expense of Emmis’s other shareholders. The Directors’ decision to allocate precious cash to fund their CEO’s personal lawsuit constitutes (1) an abdication of fiduciary responsibility; (2) clear violations of the Directors’ fiduciary duties of loyalty and care; and (3) corporate waste. It puts at incredible risk Emmis’s already-sparse capital at a time when Emmis needs to raise cash, not throw it away. Furthermore, the Loan is illegal – it violates Section 402 of the Sarbanes-Oxley Act, which prohibits companies from extending loans to directors and executives, and the Board’s failure to disclose the Loan as additional compensation to Smulyan constitutes an independent violation of the disclosure requirements contained in the 1934 Securities Exchange Act.

4. Simply put, it is difficult to imagine a scenario of self-dealing more egregious than this – in which the Directors of a publicly traded company unanimously approved a high-risk, illegal Loan to an alter-ego of the CEO of the company so that the CEO could pursue a personal litigation vendetta against a shareholder at a time when the company is already in or approaching insolvency. By further depleting Emmis’s already barren coffers, the Loan creates imminent and immediate risks of serious and irreparable injury to Emmis – to wit: Emmis may not have sufficient cash on hand to meet its financial covenants and debt obligations, and JSA may squander any funds advanced under the Loan such that Emmis could never recover those funds. As such, Alden prays – derivatively, on behalf of Emmis – that the Court grant the following relief:

•	Rescission and revocation of the Loan;

•	An injunction prohibiting the Directors from causing Emmis to transfer any funds to Smulyan and/or JSA to be used in connection with JSA’s lawsuit against Alden;

•	An injunction prohibiting Smulyan and/or JSA (or any of their agents) from spending any funds that have already been transferred from Emmis to JSA pursuant to the Loan;

•	The imposition of a constructive trust for the benefit of Emmis’s shareholders covering any funds that have already been transferred from Emmis to Smulyan and/or JSA pursuant to the Loan;

•	An injunction prohibiting the Directors from causing Emmis to enter into any further agreements with Smulyan, JSA, and/or their affiliates;

•

Monetary damages in an amount equal to the value of any funds provided to Smulyan and/or JSA pursuant to the Loan plus the value of any attorneys’ fees or other costs incurred by Emmis in connection with pursuing, implementing, and announcing the Loan; and

•

A mandatory injunction requiring the Directors to cause Emmis to make all public disclosures that may be necessary in connection with rescinding the Loan and all other relief ultimately granted by this Court.

JURISDICTION AND VENUE

5. This Court has jurisdiction over these claims under N.Y. CPLR § 301. This Court has personal jurisdiction over Defendants under N.Y. CPLR § 302 because, among other things, Defendants regularly transact business in the State of New York.

6. Venue is proper in this Court pursuant to N.Y. CPLR § 503 because Emmis has a corporate office in this county.

THE PARTIES

7. Alden is, and was at all times relevant hereto, an owner and holder of a significant number of shares of Emmis Class A Common Stock. Alden is a Cayman Islands limited partnership with its principal place of business in the Cayman Islands. Alden has continuously held Emmis stock since long before the acts and omissions complained of in this lawsuit occurred and intends to remain an Emmis shareholder throughout the pendency of this lawsuit. Alden did not purchase any shares of Emmis stock for the purpose of bringing this derivative lawsuit. Alden intends to vigorously litigate this action on behalf of Emmis and other similarly situated Emmis shareholders to redress the Directors’ blatant violations of their fiduciary duties, JSA’s wrongdoing, and the other violations of law discussed herein.

8. Emmis is named as a nominal defendant for the purposes of the derivative claims asserted in this Original Derivative Shareholder Complaint. Emmis is a publicly traded diversified media company focusing on radio broadcasting that is incorporated under the laws of the State of Indiana and maintains its executive offices at One Emmis Plaza, 40 Monument Circle, Suite 700, Indianapolis, IN 46204. Emmis also maintains a corporate office at 395 Hudson Street – 7th Floor, New York, NY 10014, from which it regularly conducts business. This Court has jurisdiction over Emmis because Emmis owns and operates at least three radio stations in New York, has a corporate office in New York, and regularly conducts business within the State of New York.

9. Jeffrey H. Smulyan is the Chief Executive Officer, President, and Chairman of the Board of Directors of Emmis. Smulyan founded Emmis in 1979. Smulyan is subject to the jurisdiction of this Court because he is a director and officer of a public company that regularly conducts business in New York and because, upon information and belief, he personally regularly conducts business in New York.

10. Patrick M. Walsh (“Walsh”) is, and at all times relevant hereto was, a director of Emmis. Walsh has served as the Executive Vice President and Chief Financial Officer of Emmis since September of 2006. Additionally, he has served as the Chief Operating Officer of Emmis since December of 2008. Walsh is subject to the jurisdiction of this Court because he is a director and officer of a public company that regularly conducts business in New York and because, upon information and belief, he personally regularly conducts business in New York.

11. Susan B. Bayh (“Bayh”) is, and at all times relevant hereto was, a director of Emmis. Bayh is subject to the jurisdiction of this Court because she is a director of a publicly traded company that regularly conducts business in New York and because, upon information and belief, she personally regularly conducts business in New York.

12. Gary L. Kaseff (“Kaseff”) is, and at all times relevant hereto was, a director of Emmis. Kaseff served as the Executive Vice President and General Counsel of Emmis until his resignation in March of 2009. Upon information and belief, Kaseff remains employed by Emmis. Kaseff is subject to the jurisdiction of this Court because he is a director of a publicly traded company that regularly conducts business in New York and because, upon information and belief, he personally regularly conducts business in New York.

13. Richard A. Leventhal (“Leventhal”) is, and at all times relevant hereto was, a director of Emmis. Leventhal is subject to the jurisdiction of this Court because he is a director of a publicly traded company that regularly conducts business in New York and because, upon information and belief, he personally regularly conducts business in New York.

14. Peter A. Lund (“Lund”) is, and at all times relevant hereto was, a director of Emmis. Lund is subject to the jurisdiction of this Court because he is a director of a publicly traded company that regularly conducts business in New York and because, upon information and belief, he personally regularly conducts business in New York.

15. Greg A. Nathanson (“Nathanson”) is, and at all times relevant hereto was, a director of Emmis. Nathanson is subject to the jurisdiction of this Court because he is a director of a publicly traded company that regularly conducts business in New York and because, upon information and belief, he personally regularly conducts business in New York.

16. Lawrence B. Sorrel (“Sorrel”) is and at all times relevant hereto was, a director of Emmis. Sorrel is subject to the jurisdiction of this Court because he resides in New York, is a director of a publicly traded company that regularly conducts business in New York, and because he personally regularly conducts business in New York.

17. JSA is an Indiana limited liability company that is wholly owned and controlled by Smulyan. This Court has jurisdiction over JSA because it regularly conducts business in New York, including having recently hired the New York law firm of Paul, Weiss, Rifkin, Wharton & Garrison LLP to represent JSA in connection with a going private transaction that relates to the factual background of this lawsuit. Moreover, JSA’s alter-ego, Smulyan, travelled to New York on multiple occasions to negotiate contracts that are related to the subject matter of this lawsuit.

FACTUAL BACKGROUND

A.	Smulyan Attempts To Take Emmis Private by Merging Emmis into JSA.

18. On or around May 25, 2010, Emmis announced that it had entered into a definitive merger agreement (the “Merger Agreement”) with JSA whereby JSA would purchase all outstanding shares of Emmis’s Class A common stock (the “Going Private Transaction”). The purpose of the Going Private Transaction was to enable Smulyan, Emmis’s founder, CEO, Chairman, and President, to acquire all outstanding shares of Emmis’s common stock such that, following the merger, he alone would own Emmis. JSA was formed by Smulyan for the sole purpose of taking Emmis private – it was, in effect, Smulyan’s alter-ego and personal acquisition vehicle.

19. The Going Private Transaction was a complicated, multi-step transaction involving a series of written agreements, including:

•	a tender offer by JSA to purchase all shares of Emmis’s Class A common stock (“Tender Offer”);

•

an offer by Emmis to exchange all of the outstanding shares of its 6.25% Series A Preferred Stock, $0.01 par value per share (the “Preferred Stock”), for newly-issued 12% senior subordinated notes of Emmis (the “Exchange Offer”), which first required a majority vote of shareholders to approve certain amendments to Emmis’ Articles of Incorporation (the “Proposed Amendments”); and

•

a securities purchase agreement between JSA and Alden, whereby JSA would issue to Alden an interest in JSA in exchange for Alden’s agreement to finance the Tender Offer (“Securities Purchase Agreement”).

B.	A Group of Preferred Shareholders “Locks Up” the Going Private Transaction.

20. As a condition precedent to the Going Private Transaction, Emmis’s preferred shareholders had to approve, by majority vote, the Proposed Amendments to Emmis’s Articles of Incorporation. The Proposed Amendments related to the terms of the Preferred Stock and were necessary to facilitate the Exchange Offer.

21. On July 9, 2010, a group of preferred shareholders (the “Lockup Group”) publically announced that they had entered into an agreement to vote down the Proposed Amendments in an effort to block, or “lock up,” the Going Private Transaction. By virtue of the Lockup Group’s voting power, it could have effectively terminated the Going Private Transaction by preventing the occurrence of a condition precedent to the closing—i.e., the approval of the Proposed Amendments.

22. Following the Lockup Group’s announcement, Alden, JSA, and Emmis attempted to negotiate a deal with the Lockup Group that conceptually would have allowed the Going Private Transaction to proceed upon mutually agreeable terms. After weeks of negotiations, it became clear, however, that a deal was not going to be reached. As such, on September 27, 2010, Alden exercised its contractual right to terminate the Securities Purchase Agreement. Thereafter, JSA terminated the Merger Agreement, and the Going Private Transaction was, for all practical purposes, dead.

C.	JSA Sues Alden for Breaching an Alleged Oral Agreement Related to the Negotiations with the Lockup Group.

23. After the Going Private Transaction was terminated, Alden remained a significant shareholder of Emmis. Alden assumed that Smulyan would abandon his efforts to take Emmis private and would re-focus his attention on making Emmis, which had suffered badly during the economic recession, as profitable as possible for the benefit of its shareholders.

24. Rather than focusing on returning Emmis to profitability, however, in September of 2010, Smulyan hired Taft Stettinius & Hollister LLP (“Taft”) to file suit against Alden on behalf of JSA in Indiana state court. In effect, Smulyan transformed JSA, his personal acquisition vehicle, into a private litigation vehicle. In its original Complaint, JSA did not allege (nor could it have alleged) that Alden breached any of the written contracts that were executed as part of the proposed Going Private Transaction. Instead, JSA alleged that Alden breached a completely separate, oral agreement that purportedly modified the terms of the written, fully integrated Securities Purchase Agreement, despite the fact that the Securities Purchase Agreement expressly prohibited the parties from orally modifying it.

25. After removing the lawsuit to the United States District Court for the Southern District of Indiana, Indianapolis Division, Alden filed a Motion to Dismiss JSA’s Complaint, arguing primarily that (1) Alden never agreed to modify the Securities Purchase Agreement; (2) the alleged oral agreement was unenforceable under Indiana law because JSA admitted that any proposed modifications to the Securities Purchase Agreement would have been reduced to a binding writing; (3) the alleged oral agreement was unenforceable because JSA admitted that the parties had not reached a “meeting of the minds” on all material terms of the alleged modifications to the Securities Purchase Agreement; and (4) the scant, threadbare factual allegations contained in the Complaint could not pass muster under the Supreme Court’s “plausibility” test.

26. Rather than filing a response to Alden’s Motion to Dismiss, JSA (1) fired Taft; (2) hired Bose McKinney & Evans LLP (“Bose McKinney”); and (3) filed an Amended Complaint on December 30, 2010. Like its predecessor, the Amended Complaint was riddled with logical inconsistencies and, at best, merely confirmed that the parties attempted to negotiate with the Lockup Group for modifications to the Going Private Transaction but were ultimately unable to arrive at mutually agreeable terms. Unlike its predecessor, however, the Amended Complaint no longer alleged that Alden and JSA agreed to modify the terms of the Securities Purchase Agreement. Instead, in a sharp digression from the original Complaint, the Amended Complaint alleged that Alden unilaterally bound itself to complete the Going Private Transaction if JSA could convince the Lockup Group to accede to certain vaguely pled modifications to the Exchange Offer. This newly devised theory is just as far-fetched, just as legally unsupportable, and just as unlikely to succeed as was JSA’s prior theory.

D.	Emmis Publicly Discloses that It Is in Danger of Defaulting on Its Financial Covenants and Obligations.

27. On January 11, 2011, while Smulyan was focused on pursuing JSA’s claims against Alden, Emmis filed its Form 10-Q for the quarterly period ended November 30, 2010 (the “Form 10-Q”). The Form 10-Q disclosed that Emmis was experiencing serious liquidity problems. Specifically, Emmis disclosed that, while it anticipated meeting its liquidity needs through the end of February of 2011, recent economic conditions had jeopardized Emmis’s ability to meet its financial covenant requirements going forward. In fact, Emmis went so far as to warn investors that “[i]f economic conditions deteriorate to an extent that we could not meet our liquidity needs or it appears that noncompliance with debt covenants is likely to result, the Company would implement several remedial measures, which could include… the sale of assets” and that “[t]here is no assurance that the Company would be successful in obtaining relief from its debt covenant requirements.”

28. Moreover, the Form 10-Q disclosed that certain covenants provided by Emmis’s credit facility that have enabled Emmis to meet its financial obligations in the past expire on September 1, 2011. As a result, Emmis is being forced to sell off assets to increase liquidity. In fact, as stated in the Form 10-Q, “absent asset sales, which the Company is actively pursuing, the Company believes that it is unlikely it will be able to maintain compliance with the financial covenants after September 1, 2011.” In other words, unless Emmis can raise substantial amounts of cash prior to September 1, 2011, it will violate its financial covenants, which, according to Emmis, “would have a material adverse effect on the Company’s business.”

E.	Emmis Agrees To Provide an Illegal Loan to Smulyan To Fund JSA’s Lawsuit Against Alden.

29. In the midst of Emmis’s liquidity crisis, on December 27, 2010, Emmis disclosed in a Form 8-K that it had entered into an agreement with Bose McKinney and JSA whereby Emmis would fund the prosecution of JSA’s claims against Alden in exchange for a limited portion of any recovery by JSA.

30. In its Form 8-K, Emmis attempted to characterize the Loan as an “investment.” In reality, this “investment” was structured as a thinly veiled effort to disguise an illegal personal loan to the company’s CEO, President, and Chairman that – as Emmis’s lawyers must have been aware – violates Section 402 of the Sarbanes-Oxley Act, which provides, in pertinent part:

It shall be unlawful for any issuer, directly or indirectly, including through any subsidiary, to extend or maintain credit, to arrange for the extension of credit, or to renew an extension of credit, in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of that issuer.

The Directors cannot avoid the application of Section 402 by simply calling the Loan an “investment.” Indeed, the Loan violates both the letter and fundamental policy underlying Section 402, which is to prevent boards of directors from exploiting their control over public companies to make the companies lenders of last resort for directors and officers. By violating Section 402, the Directors have created the risk that the SEC will file an enforcement action against Emmis that could result in censure, revocation of registration, and/or fines up to $500,000, thereby further depleting the company’s cash reserves. Furthermore, the Loan likely violates Indiana Code Section 23-1-35-3, which, like Sarbanes-Oxley, prohibits corporations from loaning money to directors.

31. Moreover, Emmis’s failure to disclose the Loan as additional compensation to Smulyan constitutes an independent violation of the Securities Exchange Act of 1934. Any funds advanced to JSA – Smulyan’s alter-ego – are plainly “compensation” to Smulyan that must be disclosed. Prior to filing this derivative lawsuit, Alden searched Emmis’s public filings in vain for rationale justifying the Loan but could find no disclosures regarding the hidden bonus to Smulyan other than the misleading disclosures provided in the December 27, 2010 Form 8-K.

32. Aside from being illegal, the Directors’ decision to approve the Loan makes no economic or business sense, given Emmis’s current need for cash. Indeed, Emmis is so desperate for cash that it is actively attempting to sell off radio stations and other core assets; yet, for the first time in Emmis’s history, the Board has elected to “invest” in litigation. Such a venture is by its very nature extraordinarily risky. Here, it represents a shocking digression from Emmis’s core business model – the operation of print media and radio broadcasting companies. Furthermore, and perhaps more tellingly, any recovery that JSA could hope to obtain from Alden will almost certainly occur long after September 1, 2011, the date on which Emmis will apparently default on its financial covenants and debt obligations, absent significant asset sales.

33. The Directors’ decision to illegally funnel money to Emmis’s CEO in the midst of a liquidity crisis represents the sine qua non of irresponsibility and disloyalty. Indeed, the Loan (1) benefits Smulyan – the ultimate insider – at the expense of other Emmis shareholders; (2) threatens Emmis’s ability to meet its financial covenants and obligations; (3) violates Section 402 of the Sarbanes-Oxley Act; and (4) puts Emmis at risk of facing an enforcement action by the SEC, which would further deplete Emmis’s dwindling cash reserves. Simply put, there are no circumstances under which the Directors could have reasonably considered the Loan to have been in the best interests of Emmis.

F.	The Board Ignores Alden’s Demands.

34. On February 3, 2011, Alden made demand upon Emmis’s Board via a letter from its counsel, Michael A. Swartzendruber, (the “Demand Letter”) that set forth Alden’s position regarding the illegality and impropriety of the Loan and demanded that the Board (1) rescind and revoke the Loan; (2) recover any proceeds of the Loan that had been distributed to JSA; (3) require that Smulyan and any member of the Board that voted in favor of the Loan immediately reimburse Emmis for all attorneys’ fees and costs incurred in pursuing, implementing, announcing, and rescinding the Loan; and (4) make all public disclosures that may be necessary in connection with the rescission and termination of the Loan. The Demand Letter specifically stated that it was intended to constitute a “formal demand on behalf of Emmis and its shareholders for immediate action” and that if “the Loan is not rescinded by close of business on February 11, 2011, Alden will pursue all available legal remedies, including, without limitation, filing suit on behalf of Emmis…” A true and correct copy of the Demand Letter is attached hereto as Exhibit A.

35. Emmis denied the Demand Letter on February 8, 2011, when Scott Enright (“Enright”) sent Alden a letter on behalf of Emmis acknowledging the receipt of the Demand Letter (the “Acknowledgement”). Rather than addressing the serious and time sensitive issues raised in the Demand Letter, Enright simply stated that the Demand Letter had been forwarded to the Directors and that it would be addressed at the Board’s next regularly scheduled meeting – even the timing of which was left undisclosed. A true and correct copy of the Acknowledgment is attached hereto as Exhibit B.

36. In an effort to provide the Board every opportunity to take steps necessary to remedy the imminent and ongoing harm caused by the Loan, on February 9, 2011, Alden sent the Board another letter reiterating its demands and its intention to file suit on behalf of Emmis unless the Board immediately met Alden’s demands (the “Second Demand Letter”). Alden also made an alternative demand on the Board in the Second Demand Letter – specifically, Alden requested that the Board confirm in writing by February 11, 2011, that either (1) Emmis had not yet advanced funds to JSA and that Emmis would not do so; or (2) to the extent funds had been advanced, the Board and JSA had taken all steps necessary to ensure that no portion of the loaned funds had been or would be expended by JSA pending the Board’s decision on Alden’s demands. A true and correct copy of the Second Demand Letter is attached hereto as Exhibit C.

37. The Board responded to the Second Demand Letter with a one paragraph letter (the “Second Emmis Letter”) from Enright, dated February 11, 2011, that stated that the Board had considered the Demand and would consider it again at its next regularly scheduled meeting. The Board refused to state whether funds had been advanced to JSA or whether Emmis could recover any such funds. A true and correct copy of the Second Emmis Letter is attached hereto as Exhibit D.

38. As of the date of this filing, Emmis has not taken any of the remedial actions required by the Demand, despite the fact that Alden clearly stated the time sensitive nature of its demands. As such, the Board has refused Alden’s Demand. Alternatively, as each of the Directors voted to approve the Loan, each of the Directors is accused of having violated their fiduciary duties and faces a substantial likelihood of liability, such that making further demand on the Board would be futile.

39. In light of the fact that JSA is either currently spending or about to spend Emmis’s much needed cash in pursuit of Smulyan’s lawsuit, Alden was faced with no choice but to file this derivative action.

FIRST CAUSE OF ACTION

BREACH OF THE DUTY OF LOYALTY AGAINST THE DIRECTORS

40. Alden incorporates by reference each and every allegation contained in paragraphs 1 through 39 above as though such allegations were fully set forth herein.

41. The Directors owe Emmis and its shareholders a fiduciary duty of loyalty that requires the Directors to act in the best interests of Emmis and its shareholders. The duty of loyalty further requires the Directors to refrain from entering into transactions that benefit officers and directors of Emmis – such as Smulyan – at the expense of Emmis and its other shareholders.

42. The Directors breached the duty of loyalty by approving the Loan, which is not in the best interest of Emmis, and (1) is illegal; (2) puts Emmis at risk of facing an enforcement action by the SEC; (3) benefits Smulyan at the expense of other Emmis shareholders; (4) deprives Emmis of much needed cash in the midst of a liquidity crisis; and (5) puts at incredible risk Emmis’s precious cash.

43. As a direct and proximate result of the Directors’ breach of the duty of loyalty, unless Emmis is enjoined by this Court from entering into further self-dealing transactions with Smulyan and JSA and from transferring or causing Emmis to transfer any additional funds to Smulyan and JSA, Emmis is suffering and will continue to suffer immediate and irreparable harm, including but not limited to, (i) the continued depletion of its cash reserves at a time when Emmis is in danger of violating its financial covenants and debt obligations; and (ii) the inability to recover the specific funds transferred or being transferred from Emmis to JSA pursuant to the Loan. No adequate remedy at law exists to address any of these harms. Greater injury will be inflicted upon Emmis by denial of the injunctive relief prayed for herein and the corresponding continuation of Defendants’ conduct than any harm that might allegedly be inflicted upon Defendants by granting such relief. As a direct and proximate result of the Directors’ breach of the duty of loyalty, Emmis has additionally suffered monetary damages including, but not limited to, any lost Loan funds already provided to Smulyan and/or JSA and the attorneys’ fees and other costs incurred in connection with pursuing, implementing, and announcing the Loan, for which Emmis seeks recovery to the extent such losses are demonstrable in accordance with applicable law.

SECOND CAUSE OF ACTION

BREACH OF THE DUTY OF CARE AGAINST THE DIRECTORS

44. Alden incorporates by reference each and every allegation contained in paragraphs 1 through 43 above as though such allegations were fully set forth herein.

45. The Directors owe Emmis and its shareholders a fiduciary duty of care that requires the Directors to act with at least that degree of care that an ordinary prudent person in a like position would exercise under similar circumstances.

46. The Directors breached the duty of care by approving the Loan. An ordinary reasonable person would not have approved the Loan because the Loan is not in the best interest of Emmis and (1) is illegal; (2) puts Emmis at risk of facing an enforcement action by the SEC; (3) benefits Smulyan at the expense of other Emmis shareholders; (4) deprives Emmis of much needed cash in the midst of a liquidity crisis; and (5) puts at incredible risk Emmis’s precious cash. The Directors’ approval of the Loan constitutes willful misconduct, gross negligence, and falls far outside the exercise of reasonable business judgment.

47. As a direct and proximate result of the Directors’ breach of the duty of care, unless Emmis is enjoined by this Court from entering into further self-dealing transactions with Smulyan and JSA and from transferring or causing Emmis to transfer any additional funds to Smulyan and JSA, Emmis is suffering and will continue to suffer immediate and irreparable harm, including but not limited to, (i) the continued depletion of its cash reserves at a time when Emmis is in danger of violating its financial covenants and debt obligations; and (ii) the inability to recover the specific funds transferred or being transferred from Emmis to JSA pursuant to the

Loan. No adequate remedy at law exists to address any of these harms. Greater injury will be inflicted upon Emmis by denial of the injunctive relief prayed for herein and the corresponding continuation of Defendants’ conduct than any harm that might allegedly be inflicted upon Defendants by granting such relief. As a direct and proximate result of the Directors’ breach of the duty of care, Emmis has additionally suffered monetary damages including, but not limited to, any lost Loan funds already provided to Smulyan and/or JSA and the attorneys’ fees and other costs incurred in connection with pursuing, implementing, and announcing the Loan, for which Emmis seeks recovery to the extent such losses are demonstrable in accordance with applicable law.

THIRD CAUSE OF ACTION

CORPORATE WASTE AGAINST THE DIRECTORS

48. Alden incorporates by reference each and every allegation contained in paragraphs 1 through 47 above as though such allegations were fully set forth herein.

49. As a result of the Directors’ approval of the Loan, Smulyan and JSA were unjustly enriched at the expense of and to the detriment of Emmis and its shareholders. The Loan could not have served any reasonable or justifiable business purpose but instead represents the sine qua non of self-dealing. Additionally, the proposition that Emmis will ever recover any of the monies provided to JSA is so remote as to render it a virtual impossibility. Emmis essentially received no consideration in exchange for the $200,000 it has agreed to pay to JSA. Moreover, any recovery would likely be long after September 1, 2011, the date on which Emmis will apparently default on its financial obligations, absent asset sales. Further, the attorneys’ fees and other expenses incurred as a result of the pursuit, implementation, and announcement of the Loan represent wasteful expenditures for which there was no justifiable purpose.

50. Alden, as a shareholder and derivative representative of Emmis, seeks restitution from the Directors to Emmis of any monies already transferred to JSA as a result of the Loan and any monies expended pursuing, implementing, and announcing the Loan.

FOURTH CAUSE OF ACTION

BREACH OF FIDUCIARY DUTY AGAINST JSA

51. Alden incorporates by reference each and every allegation contained in paragraphs 1 through 50 above as though such allegations were fully set forth herein.

52. JSA is Smulyan’s alter-ego. Smulyan wholly owns, controls, manipulates, and dominates JSA – a corporate entity that is so undercapitalized that it has been forced to borrow money from Emmis to fund its lawsuit against Alden. In fact, upon information and belief, JSA is over $10 million in debt and is without any substantial assets other than the $200,000 provided by Emmis. As Emmis’s Chairman, CEO, and President, Smulyan owes Emmis’s shareholders fiduciary duties. As Smulyan’s alter-ego, JSA also owes Emmis’s shareholders fiduciary duties. Smulyan has used his alter-ego, JSA, to carry out a blatantly self-dealing transaction that works to the benefit of Smulyan and JSA and to the detriment of the shareholders of Emmis. Smulyan and, by extension, JSA, have breached their fiduciary duties by securing and approving the Loan, which is not in the best interest of Emmis, and (1) is illegal; (2) puts Emmis at risk of facing an enforcement action by the SEC; (3) benefits Smulyan and his alter-ego, JSA, at the expense of other Emmis shareholders; (4) deprives Emmis of much needed cash in the midst of a liquidity crisis; and (5) puts at incredible risk Emmis’s precious cash.

53. As a direct and proximate result of Smulyan and his alter-ego, JSA’s, breach of fiduciary duty, unless Smulyan and JSA are enjoined by this Court from expending any of the proceeds of the Loan, Emmis is suffering and will continue to suffer immediate and irreparable harm, including, but not limited to, (i) the continued depletion of its cash reserves at a time when

Emmis is in danger of violating its financial covenants and debt obligations; and (ii) the inability to recover the specific funds transferred or being transferred from Emmis to JSA pursuant to the Loan. No adequate remedy at law exists to address any of these harms. Greater injury will be inflicted upon Emmis by denial of the injunctive relief prayed for herein and the corresponding continuation of Defendants’ conduct than any harm that might allegedly be inflicted upon Defendants by granting such relief. As a direct and proximate result of Smulyan and JSA’s breach of fiduciary duty, Emmis has additionally suffered monetary damages including, but not limited to, any lost Loan funds already provided to Smulyan and/or JSA and the attorneys’ fees and other costs incurred in connection with pursuing, implementing, and announcing the Loan, for which Emmis seeks recovery to the extent such losses are demonstrable in accordance with applicable law.

FIFTH CAUSE OF ACTION

CONSPIRACY TO BREACH THE DIRECTORS’ FIDUCIARY DUTIES

AGAINST THE DIRECTORS AND JSA

54. Alden incorporates by reference each and every allegation contained in paragraphs 1 through 53 above as though such allegations were fully set forth herein.

55. The Directors and JSA conspired with one another to facilitate the Directors’ breaches of fiduciary duty by knowingly entering into the December 24, 2010, agreement that provided for the Loan. At the time JSA entered into the agreement, its owner and controller, Smulyan, who owes Emmis’s shareholders fiduciary duties as an officer and director of Emmis, was aware that he and the other Directors who approved the Loan were in breach of their fiduciary duties. By entering into the agreement, JSA knowingly provided, and specifically intended to provide, Smulyan and the other Directors substantial assistance in carrying out their respective breaches of fiduciary duties. Indeed, Smulyan’s use of JSA’s corporate form provided the Directors with an opportunity to mischaracterize the Loan as an “investment” in the

December 24, 2010 Form 8-K. Absent the assistance of JSA, Smulyan would have been forced to borrow the money in his own name from Emmis, which would have been barred per se by Section 402 of the Sarbanes-Oxley Act.

56. As a direct and proximate result of the conspiracy between JSA and the Directors, unless the Directors, Smulyan, and JSA are enjoined by this Court from transferring or expending any of the proceeds of the Loan, Emmis is suffering and will continue to suffer immediate and irreparable harm, including, but not limited to, (i) the continued depletion of its cash reserves at a time when Emmis is in danger of violating its financial covenants and debt obligations; and (ii) the inability to recover the specific funds transferred or being transferred from Emmis to JSA pursuant to the Loan. No adequate remedy at law exists to address any of these harms. Greater injury will be inflicted upon Emmis by denial of the injunctive relief prayed for herein and the corresponding continuation of Defendants’ conduct than any harm that might allegedly be inflicted upon Defendants by granting such relief. As a direct and proximate result of the conspiracy between JSA and the Directors, Emmis has additionally suffered monetary damages including, but not limited to, any lost Loan funds already provided to Smulyan and/or JSA and the attorneys’ fees and other costs incurred in connection with pursuing, implementing, and announcing the Loan, for which Emmis seeks recovery to the extent such losses are demonstrable in accordance with applicable law.

DEMAND FOR JURY TRIAL

57. Alden demands a trial by jury of all causes of action so triable.

PRAYER

58. WHEREFORE, Alden respectfully prays for monetary and injunctive relief, in favor of Emmis and its shareholders, against the Directors and JSA, as follows:

a)	Rescission and revocation of the Loan;

b)	An injunction prohibiting the Directors from causing Emmis to transfer any funds to Smulyan and/or JSA to be used in connection with JSA’s lawsuit against Alden;

c)	An injunction prohibiting Smulyan and/or JSA (or any of their agents) from spending any funds that have already been transferred from Emmis to JSA pursuant to the Loan;

d)	The imposition of a constructive trust for the benefit of Emmis’s shareholders covering any funds that have already been transferred from Emmis to Smulyan and/or JSA pursuant to the Loan;

e)	An injunction prohibiting the Directors from causing Emmis to enter into any further agreements with Smulyan, JSA, and/or their affiliates;

f)	Monetary damages in an amount equal to the value of any funds provided to Smulyan and/or JSA pursuant to the Loan plus the value of any attorneys’ fees or other costs incurred by Emmis in connection with pursuing, implementing, and announcing the Loan;

g)	A mandatory injunction requiring the Directors to cause Emmis to make all public disclosures that may be necessary in connection with rescinding the Loan and all other relief ultimately granted by this Court;

h)	Alden’s costs and disbursements incurred in this derivative lawsuit, including reasonable attorneys’ fees, costs, and expenses;

i)	Prejudgment and post-judgment interest; and

j)	Any other relief, at law or in equity, to which Alden may be justly entitled.

Dated: February 15, 2011.	Respectfully submitted,

FULBRIGHT & JAWORSKI L.L.P.

/s/ Judith A. Archer

Judith A. Archer

Sarah O’Connell

666 Fifth Avenue

New York, New York 10103

Telephone: (212) 318-3000

Facsimile: (212) 318-3400

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Michael A. Swartzendruber*

Scott P. Drake*

Barton Wayne Cox*

2200 Ross Avenue

Suite 2800

Dallas, Texas 75201-2784

(214) 855-8000

Attorneys for Alden Global Distressed

Opportunities Master Fund, L.P.

* To be admitted pro hac vice